UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 13, 2021

CONSONANCE-HFW ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39635	98-15556622
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1 Palmer Square, Suite 350
Princeton, NJ	08540
(Address of principal executive offices)	(Zip Code)

(609) 921-2333

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	CHFW.U	NYSE American LLC
Class A Ordinary Shares included as part of the units	CHFW	NYSE American LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CHFW.W	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Consonance-HFW Acquisition Corp. (the “Company” or “CHFW”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) as equity. For a full description of the Company’s warrants, please refer to the Company’s final prospectus filed in connection with its initial public offering (“IPO”) on November 23, 2020 (“Final Prospectus”).

On May 13, 2021, management of the Company and the Audit Committee of the Board of Directors of the Company determined that the Company’s previous audited balance sheet related to its IPO on November 23, 2020, its unaudited financial statements for the period August 21, 2020 (inception) through September 30, 2020 filed on Form 10-Q and its audited financial statements for the period August 21, 2020 (inception) through December 31, 2020 filed on the Company’s Annual Report on Form 10-K and Form 10-K/A (the “Affected Periods”) should no longer be relied upon due to changes required for alignment with the SEC’s Public Statement. The SEC’s Public Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Public Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” Following consideration of the guidance in the Public Statement, while the terms and quantum of the warrants as described in the Final Prospectus have not changed, the Company concluded the warrants do not meet the conditions to be classified in equity and instead, the warrants meet the definition of a derivative under ASC 815, under which the Company should record the warrants as liabilities on the Company’s balance sheet. The Company has discussed this approach with its independent registered public accounting firm, Marcum LLP, and intends to file an amendment to its Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2020 filed with the SEC on March 31, 2021 (the “Amended 10-K”) reflecting this reclassification of the warrants. The Company worked with an independent valuation expert to finalize the valuation of the warrants and will file the Amended 10-K as soon as practicable. The adjustments to the financial statement items for the Affected Periods will be set forth through expanded disclosure in the financial statements included in the Amended 10-K, including further describing the restatement and its impact on previously reported amounts.

Item 8.01.	Other Events.

An extraordinary general meeting of the Company’s shareholders is expected to be scheduled for shareholders’ consideration of the Company’s initial business combination with Surrozen, Inc. (the “Business Combination”) and the other proposals which will be described in its proxy statement/prospectus relating to the business combination to be filed with the SEC. As noted above, the terms and quantum of the warrants and all other securities issued by the Company have not changed and the restatement is not indicative of any change in management’s expectations regarding the business prospects for the Company. The restatement is required for alignment with the SEC’s Public Statement and would be undertaken regardless of the completion of the business combination. For those and other reasons, the Company does not believe the restatement should materially impact its shareholders’ consideration of the business combination proposal and other proposals to be considered and voted upon at the meeting.

Additional Information

In connection with the Business Combination, the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include the prospectus noted above with respect to the securities of CHFW to be issued in connection with the Business Combination to Surrozen stockholders and as well as a proxy statement with respect to the shareholder meeting of CHFW to vote on the Business Combination and related matters. CHFW will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that CHFW will send to its shareholders in connection with the Business Combination. The definitive proxy statement/final prospectus will contain important information about CHFW, Surrozen and their respective business and related risks, the combined company, including pro forma financial information and the proposed Business Combination and related matters. Investors and security holders of CHFW are advised to read, when available, the proxy statement/prospectus in connection with CHFW’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Investors and security holders of Surrozen are advised to read, when available, the proxy statement/prospectus in connection with the written consent of Surrozen stockholders. The definitive proxy statement/final prospectus will be mailed to shareholders of CHFW as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, NJ.

Participants in the Solicitation

CHFW, Surrozen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CHFW’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of CHFW’s directors and officers in CHFW’s filings with the SEC, including the Registration Statement to be filed with the SEC by CHFW, which will include the proxy statement of CHFW for the Business Combination, and such information and names of Surrozen’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by CHFW, which will include the proxy statement of CHFW for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between CHFW and Surrozen, the impact of the warrant-related and restatement matters, including on the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of CHFW’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CHFW and Surrozen. These statements are subject to a number of risks and uncertainties regarding CHFW’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of CHFW or the stockholders of Surrozen for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of CHFW and Surrozen; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by CHFW’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021; and those factors discussed in CHFW’s annual report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021 (and as shall be amended and restated on or about the date hereof), and other filings with the SEC. There may be additional risks that CHFW presently does not know or that CHFW currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide CHFW’s expectations, plans or forecasts of future events and views as of the date of this communication. CHFW anticipates that subsequent events and developments will cause CHFW’s assessments to change. However, while CHFW may elect to update these forward-looking statements at some point in the future, CHFW specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing CHFW’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither a proxy statement, nor a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, nor an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2021	CONSONANCE-HFW ACQUISITION CORP.

	By:	/s/ Gad Soffer
	Name:	Gad Soffer
	Title:	Chief Executive Officer